UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   April, 2008

Commission File Number

000-1410181

Coastal Pacific Mining Corp.

(Translation of registrant’s name into English)

927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑

Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Amendments to Articles of Incorporation

The Corporation amended its Articles of Incorporation effective April 8, 2008.  The amendment states that the restrictions on share transfers of the Corporation, as set forth in Item No. 3, is changed in its entirety to read “None”.  Previously, Item No. 3 of the Corporation’s Articles of Incorporation read “No shares of the Corporation shall be transferred without the approval of the Directors of the Corporation as evidenced by a resolution of the Directors of the Corporation”.

Exhibit Number	Description
3(i).1	Articles of Amendment – Change of Restrictions on Share Transfers	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastal Pacific Mining Corp.

(Registrant)

Date:  April 9, 2008

By:      /s/ Larry Taylor___________________

Larry Taylor

President and Chief Executive Officer

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